                                                                       EXHIBIT 2
                             SCP Pool Corporation

        Unaudited Pro Forma Condensed Consolidated Statements of Income



On September 26, 1996, SCP Pool Corporation (the Company), acquired certain assets, primarily inventory and fixed assets, of The B-L Network, Inc. (BLN), a wholly owned subsidiary of Great Lakes Chemical Corporation. $31.8 million of the aggregate purchase price was financed by BLN, with the remaining $2.4 million representing liabilities assumed and other costs incurred by the Company. This acquisition has been accounted for using the purchase method of accounting. The following Unaudited Pro Forma Condensed Consolidated Statements of Income for the nine months ended September 30, 1996 and the year ended December 31, 1995 give effect to the purchase as if it had occurred at January 1, 1995.

The Unaudited Pro Forma Condensed Consolidated Statements of Income are presented for information purposes only and are not necessarily indicative of the results of operations which would have been achieved had the transaction been completed at January 1, 1995, nor are they necessarily indicative of the Company's future results of operations.

The Unaudited Pro Forma Condensed Consolidated Statements of Income should be read in conjunction with the historical financial statements of the Company and related notes thereto.

                             SCP Pool Corporation

        Unaudited Pro Forma Condensed Consolidated Statements of Income

                 For the Nine Months Ended September 30, 1996

                     (In thousands, except per share data)

                                                                    THE B-L
                                                SCP POOL            NETWORK,           PRO FORMA          PRO FORMA
                                               CORPORATION          INC. (a)          ADJUSTMENTS        CONSOLIDATED
                                               ----------------------------------------------------------------------

Net sales                                       $ 189,356           $ 128,858         $         -           $ 318,214
Cost of sales                                     146,510             106,500                   - (b)         253,010
                                               ----------------------------------------------------------------------
Gross profit                                       42,846              22,358                   -              65,204
Operating expenses                                 28,084              22,673                  77 (c)          50,834
                                               ----------------------------------------------------------------------
Operating income                                   14,762                (315)                (77)             14,370

Other income (expense):
Interest expense                                   (2,052)             (1,024)             (1,433)(d)          (3,485)
                                                                                            1,024 (e)
Miscellaneous income (expense)                        179                (466)                (65)(f)            (352)
                                               ----------------------------------------------------------------------
                                                   (1,873)             (1,490)               (474)             (3,837)
                                               ----------------------------------------------------------------------
Income before income taxes                         12,889              (1,805)               (551)             10,533

Provision for income taxes                          5,029                (240)               (681)(g)           4,108
                                               ----------------------------------------------------------------------
Net income                                      $   7,860           $  (1,565)        $       130           $   6,425
                                               =====================================================================

Average shares outstanding:
Primary                                             6,334                                                       6,334
Fully diluted                                       6,462                                                       6,462

Net income per share of common stock:
Primary                                             $1.24
Fully diluted                                       $1.22

Pro forma net income per share of
 common stock:
Primary                                                                                                    $     1.01
Fully diluted                                                                                              $      .99


See notes to unaudited pro forma condensed consolidated statements of income.

                             SCP Pool Corporation

        Unaudited Pro Forma Condensed Consolidated Statements of Income

                     For the Year Ended December 31, 1995

                     (In thousands, except per share data)

                                                                     THE B-L
                                                 SCP POOL            NETWORK,           PRO FORMA          PRO FORMA
                                                CORPORATION          INC. (a)          ADJUSTMENTS        CONSOLIDATED
                                                ----------------------------------------------------------------------

Net sales                                       $ 161,095           $ 140,888         $         -           $ 301,983
Cost of sales                                     123,974             113,497                   - (b)         237,471
                                                ---------------------------------------------------------------------
Gross profit                                       37,121              27,391                   -              64,512
Operating expenses                                 27,599              27,195                  99 (c)          54,893
                                                ---------------------------------------------------------------------
Operating income                                    9,522                 196                 (99)              9,619

Other income (expense):
Interest expense                                   (5,113)               (662)             (1,911)(d)          (7,024)
                                                                                              662 (e)
Miscellaneous income (expense)                       (590)                 46                 (87)(f)            (631)
                                                ---------------------------------------------------------------------
                                                   (5,703)               (616)             (1,336)             (7,655)
                                                ---------------------------------------------------------------------
Income before income taxes and
 extraordinary loss                                 3,819                (420)             (1,435)              1,964


Provision for income taxes                          1,490                 (45)               (679)(g)             766
                                                ---------------------------------------------------------------------
Income before extraordinary loss                $   2,329            $   (375)        $      (756)           $  1,198
                                                =====================================================================

Weighted average shares outstanding:
Primary                                             2,972                                                       2,972
Fully diluted                                       3,099                                                       3,099

Income before extraordinary loss per
 share of common stock:
Primary                                         $     .78
Fully diluted                                   $     .75

Pro forma income before extraordinary
 loss per share
 of common stock:
Primary                                                                                                      $    .40
Fully diluted                                                                                                $    .39


See notes to unaudited pro forma condensed consolidated statements of income.

                             SCP Pool Corporation

                         Notes to Unaudited Pro Forma
                  Condensed Consolidated Statements of Income


1. BASIS OF PRESENTATION

On September 26, 1996, SCP Pool Corporation (the Company), acquired certain assets, primarily inventory and fixed assets, of The B-L Network, Inc. (BLN), a wholly owned subsidiary of Great Lakes Chemical Corporation. $31.8 million of the aggregate purchase price was financed by BLN, with the remaining $2.4 million representing liabilities assumed and other costs incurred by the Company. This acquisition has been accounted for using the purchase method of accounting. The following Unaudited Pro Forma Condensed Consolidated Statements of Income for the nine months ended September 30, 1996 and the year ended December 31, 1995 give effect to the purchase as if it had occurred at January 1, 1995.

The Company believes that the assumptions used in preparing the unaudited pro forma condensed combined financial statements provide a reasonable basis for presenting all of the significant effects of the BLN Acquisition (other than any synergies anticipated by the Company, and nonrecurring charges directly attributable to the purchase and nonrecurring charges that will result from combining operations), and that the pro forma adjustments give effect to those assumptions in the Unaudited Pro Forma Condensed Consolidated Statements of Income.

On August 26, 1997, the board of directors declared a three-for-two stock split of the Company's common stock, which was paid in the form of a stock dividend on September 29, 1997 to the stockholders of record at the close of business on September 15, 1997. Accordingly, all shares and per-share data for all periods presented reflect the effects of this split.

2. PRO FORMA ADJUSTMENTS

Pro forma adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Income are as follows:

(a) The Company acquired certain assets of BLN on September 26, 1996. The information presented for BLN is the operating results for the appropriate period prior to acquisition.

(b) Does not reflect the anticipated savings in purchasing costs at BLN during the periods presented. Based upon a review of the prices paid by BLN for its products, the Company expects that because of its size and purchasing power it will be able to reduce the cost of BLN's supplies and products. Because most of these purchases are not made pursuant to long-term contracts, no adjustment has been included in the pro forma statements of income for the periods presented.

                             SCP Pool Corporation

                         Notes to Unaudited Pro Forma
            Condensed Consolidated Statements of Income (Continued)



2. PRO FORMA ADJUSTMENTS (CONTINUED)

(c) Reflects additional amortization of $77,000 for the nine months ended September 30, 1996 and $99,000 for the year ended December 31, 1995 related to approximately $4.7 million of goodwill related to the BLN Acquisition, assuming a useful life of 40 years, and offset by the elimination of the amortization of goodwill related to acquisitions made by BLN.

(d) Reflects additional interest expense resulting from the additional indebtedness incurred in connection with the BLN Acquisition based on interest at 6% per annum.

(e) Reflects the elimination of interest expense incurred by BLN on indebtedness to its Parent, which is excluded from the acquisition.

(f) Reflects additional amortization of $65,000 for the nine months ended September 30, 1996 and $87,000 for the year ended December 31, 1995 related to approximately $1.1 million of organizational and financing costs related to the BLN Acquisition, assuming a useful life of five years, offset by the elimination of amortization recorded by BLN.

(g) Adjusts the provision for income taxes of the pro forma consolidated group to the Company's historical effective tax rate of 39%.


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